Exhibit 99.1

Earnings to Fixed Charges

	For the Three Months Ended 6/30/2018	Year Ended 3/31/2018	Year Ended 3/31/2017	Year Ended 3/31/2016	Year Ended 3/31/2015	Year Ended 3/31/2014	Year Ended 3/31/2013
Earnings:

Net increase (decrease) in net assets from operations	$11,653	$39,307	$23,474	$(5,400)	$53,442	$112,010	$107,832

Income tax expense (benefit) and excise taxes	379	195	1,779	(1,278)	270	(739)	590

Total earnings before taxes	$12,032	$39,502	$25,253	$(6,678)	$53,712	$111,271	$108,422
Fixed Charges:				—	—	—	—
Interest and other financing fees	$2,373	$4,875	$989	$—	$—	$—	$—

Total fixed charges	$2,373	$4,875	$989	$—	$—	$—	$—

Earnings available to cover fixed charges	$14,405	$44,377	$26,242	$(6,678)	$53,712	$111,271	$108,422

Ratio of earnings to fixed charges	6.07	9.10	26.53	—	—	—	—

Footnote disclosure:

Footnote (1) disclosure and calculation:

	For the Three Months Ended 6/30/2018	Year Ended 3/31/2018	Year Ended 3/31/2017	Year Ended 3/31/2016	Year Ended 3/31/2015	Year Ended 3/31/2014	Year Ended 3/31/2013
Earnings (excluding unrealized and realized gains/losses):

Net increase (decrease) in net assets from operations	$11,653	$39,307	$23,474	$(5,400)	$53,442	$112,010	$107,832

Income tax expense (benefit) and excise taxes	379	195	1,779	(1,278)	270	(739)	590
Unrealized (gains) losses	(11,783)	(21,492)	(7,690)	(16,089)	108,377	(93,032)	(16,367)
Realized (gains) losses	18,819	(1,582)	(7,896)	10,802	(164,264)	(14,084)	(89,558)

Total earnings before taxes (excluding unrealized and realized gains/losses)	$19,068	$16,428	$9,667	$(11,965)	$(2,175)	$4,155	$2,497
Fixed Charges:
Interest and other financing fees	$2,373	$4,875	$989	$—	$—	$—	$—

Total fixed charges	$2,373	$4,875	$989	$—	$—	$—	$—

Earnings available to cover fixed charges	$21,441	$21,303	$10,656	$(11,965)	$(2,175)	$4,155	$2,497

Ratio of earnings to fixed charges	9.04	4.37	10.77	—	—	—	—